UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Israel ———————————————————————————————————
(Jurisdiction of incorporation or organization)

5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On December 17th , 2013, Teva Pharmaceutical Industries Limited, as Guarantor,
and Teva Holdings K.K., as Borrower, entered into a ¥35,000,000,000 Senior
Unsecured Japanese Yen Term Loan Credit Agreement with Mizuho Bank, Ltd., as
Administrative Agent, Mandated Lead Arranger and Bookrunner, and Sumitomo Mitsui
Banking Corporation and The Bank Of Tokyo-Mitsubishi UFJ, Ltd., as Mandated Lead
Arrangers and Bookrunners (the “Credit Agreement”). The Credit Agreement is
attached as an exhibit hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teva Pharmaceutical Industries Ltd.

Date: 12/24/2013	By:	Kobi Altman
	Name:	Kobi Altman
	Title:	Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Senior Unsecured Japanese Yen Term Loan Credit Agreement dated December 17, 2013, by and among Teva Pharmaceutical Industries Limited, as Guarantor, Teva Holdings K.K., as Borrower, Mizuho Bank, Ltd., as Administrative Agent, Mandated Lead Arranger and Bookrunner, and Sumitomo Mitsui Banking Corporation and The Bank Of Tokyo-Mitsubishi UFJ, Ltd., as Mandated Lead Arrangers and Bookrunners.